Theodore Liftman Insurance, Inc.

FINANCIAL INSURANCE

Liftman Insurance Agency Co. (NC, TX)
Liftman Insurance Agency (NY, CA)
Theodore Liftman (FL, IA)

101 Federal Street, 22nd Floor, Boston, MA 02110
Tel 617-439-9595 • Fax 617-439-3099

INVOICE

CLIENT	The Oberweis Funds 1049
DATE	03/28/2007
CLIENT SERVICE	Theodore Liftman Ins Andrew Fotopulos
PAGE	1 of 1

The Oberweis Funds
Mr. Patrick Joyce
3333 Warrenville Rd., Ste. 500
Lisle, IL 60532

PAYMENT INFORMATION	
INVOICE SUMMARY	292.00
PAYMENT AMOUNT	
PAYMENT FOR: FS 234-60-50	Invoice #30014

Thank You

PLEASE DETACH AND RETURN WITH YOUR PAYMENT

Client: The Oberweis Funds

INVOICE	EFFECTIVE	TRANSACTION	DESCRIPTION	AMOUNT
30014	03/28/2007	Policy change	Policy #FS 234-60-50 01/01/2007-01/01/2008 Great American Insurance Co Mutual Fund Bond - Increase limit to $1,000,000.	292.00

PREMIUMS ARE DUE ON THE POLICY EFFECTIVE DATE
PAYMENTS MUST BE IN U.S. FUNDS DRAWN ON A U.S. BANK

TOTAL
292.00

Thank You

	DATE
Theodore Liftman Insurance, Inc. (617)439-9595	03/28/2007

www.liftman.com

George E. Pierce, Jr.
Vice President

Mr. Andrew J. Fotopulos

Executive Vice President

Theodore Liftman Insurance, Inc.

101 Federal Street

Boston, Massachusetts 02110

VIA FAX (617) 439-3099

March 28, 2007

RE: Increased Limit Binder-Investment Company Bond

Named Insured: The Oberweis Funds

Great American Insurance Company Bond No.: FS 234-60-50

Dear Andy,

In accordance with your recent instructions, please be advised that we have bound increased limits effective at 12:01 a.m. on March 28, 2007 to 12:01 a.m. on January 1, 2008 as follows;

Standard Great American Investment Company Baud

Insuring Agreement:	Limit:		Deductible:
Fidelity		$1,000,000		$0
On Premises		$1,000,000		$5,000
In Transit		$1,000,000		$5,000
Forgery or Alteration		$1,000,000		$5,000
Securities		$1,000,000		$5,000
Counterfeit Currency		$1,000,000		$5,000
Computer Systems w/ Voice		$1,000,000		$5,000
Unauthorized Signatures		$100,000		$5,000
Uncollectible Items of Deposit		$100,000		$5,000
Stop Payment Legal Liability		$100,000		$5,000
Audit Expense		$100,000		$5,000
Telefacsimile Transmissions		$1,000,000		$5,000
Automated Phone Systems	$	Not Covered	$	N/A

Additional Premium: $292 (prorated from $382 annual)

40 Rector Street, 15th Floor. New York, NY 10008-1778

www.CrimeInsurance.com

Member of American Financial Group

The above Bond program will continue to include the following coverage enhancements:

1)	S.E.C. 90-day cancellation notice.

2)	Additional Named Insured Rider adding Oberweis Emerging Growth Fund, Oberweis Micro-Cap Fund, Oberweis Mid-Cap Fund and Oberweis China Opportunities Fund.

*** Coverage will be written on an Each and Every Loss basis.

We sincerely thank you for increasing limits with us. A statement noting premium due will be forwarded to your office shortly along with a copy of a revised Declarations Page and Insuring Agreement L-Computer Systems. If you should need anything further please let me know.

Please also visit us on the INTERNET @ CrimeInsurance.com

** I have attached our “Terrorism Disclosure Notice.”

Best regards,

George E. Pierce, Jr.

(212)513-4014

(212) 513-4015 (fax)

cc: C. Martin

Attachment